SilverCrest Announces Positive Reconciliation Results for Babicanora Vein, Weighted Average Mined Grade of 2,284 gpt AgEq including;

•	2.8 Metres at 15,409 gpt AgEq
•	4.3 Metres at 7,023 gpt AgEq
•	3.5 Metres at 6,632 gpt AgEq

TSX: SIL| NYSE American: SILV	For Immediate Release

VANCOUVER, BC –October 16,2019- SilverCrest Metals Inc. (“SilverCrest” or the “Company”) is pleased to announce underground (“U/G”) high-grade vein sampling results showing positive reconciliation compared to the resource model for the Babicanora Vein, in Area 51,of the Las Chispas Project (“Las Chispas”) located in the state of Sonora, Mexico. Reconciliation results between the actual mined vein and the resource model from the U/G mining of the Babicanora Vein along the first180-metresof vein strike length, or approximately 20% of the mineralized length in Area 51, are shown in the highlights below (see attached Figures).

Highlights of Babicanora Vein Reconciliation (Estimates)

•	Weighted average grade of U/G sampling results in vein: AgEq	14.89 gpt Au and 1168.0 gpt Ag, or 2,284 gpt
•	Estimated grade (cut) of actual mined Babicanora Vein: AgEq	15.18 gpt Au and 1071.0 gpt Ag, or 2,209 gpt
•	Feb. 2019 resource modelled grade (cut) for mined area:	4.48 gpt Au and 556.2 gpt Ag, or 892 gpt AgEq
•	AgEq* grade percent difference between actual versus model:	+147.7%
•	Estimated tonnage of the actual mined Babicanora Vein:	4,170
•	Feb. 2019 resource modelled tonnage for mined area:	6,226
•	Tonnage percent difference between actual versus model:	-33.0%
•	Estimated actual AgEq contained ounces within the mined area:	299,000
•	Feb. 2019 resource modelled AgEq contained ounces in mined area:	179,000
•	AgEq ounce difference between actual versus model:	+65.7%
•	Estimated cut &diluted actual mined & stockpiled:	7,431 tonnes grading 8.62 gpt Au and613.4 gpt Ag, or 1,259 gpt AgEq for 301,000 AgEq Ounces
•	Cumulative surface stockpiles (new Babicanora Vein and Historic):	182,000 tonnes grading 1.68 gpt Au and 139 gpt Ag, or 264 gpt AgEq for 1,546,000 AgEq Ounces

The positive difference in the actual mined vein and the resource model is based on: 1) the presence of a high-grade clay shear zone within the vein that was not recovered in core drilling during exploration; 2) 25 metre long high-grade portion (3.5 metres wide grading of 5,680 gpt AgEq) of the mined vein that was not intersected in previous exploration drilling; 3) overall, there is more consistency in the quartz-argentite portion of the vein then previously modelled; and 4) less tonnes or vein width means higher grade mineralization which is typical in narrow epithermal-type veins. The 33% decrease in vein resource modeled tonnes (undiluted) based on vein width is noted. In a few areas during drift (development), the vein was only partially mined and future additional excavation may be warranted, after further work. Also noted are high-grade splays trending into the hanging wall and footwall of the Babicanora Vein which may justify excavation after further work. Tonnages and grades will be further reconciled as excavation continues.

A total of 725U/G channel sample results were used for reconciliation in this news release. Reconciliation results are to be considered only an indication for potential increased grades in the Babicanora Vein and may not be representative of the entire vein. Further work is required to fully understand the grade reconciliation impact. Please see news release dated July 10, 2019 for U/G sampling results of the first 35 metres of vein development used in reconciliation. For the February 2019 resource estimate referred to above including historic stockpiles, please see the technical report titled “Technical Report and Preliminary Economic Assessment for the Las Chispas Property, Sonora, Mexico”, dated effective May 15, 2019, as amended July 19, 2019 (the “PEA”). The PEA is available on SEDAR (www.sedar.com) and the Company’s website (www.silvercrestmetals.com).

N. Eric Fier, CPG, P.Eng, and CEO, remarked, “There is nothing better for exploring and de-risking a mineral deposit then having easy U/G access to a wide, steeply dipping, high-grade silver-gold vein like the Babicanora Vein in Area 51.Systematic detailed sampling and mapping of U/G blast faces for tracking mined volumes, grades and reconciliation with the resource model shows our continued conservative nature in estimating grades. Although the positive 147.7% difference in grade may not be representative for all of the Babicanora Vein, we do see indications of more very high-grade mineralization on the next mining level 1111, 15 metres above the current level 1096. We will continue with vein development on multiple mining levels (15metres spacing) and stockpiling this mined material for inspection, feasibility work and potential future processing. Approximately 400 to 600 more metres of vein development are planned for 2019 with a stockpiling target of 25,000 to 30,000 tonnes of high-grade material containing 800,000 to 1 million AgEq ounces.”

The most significant U/G sample result for this releaseisB217-SE,which intersected 2.8 metres (estimated true width) grading 94.52grams per tonne (“gpt”) gold (or “Au”) and 8,319.8 gpt silver (or “Ag”), or15,409 gpt silver equivalent (or “AgEq”, based on assumptions defined in table below). Also noteworthy are samplesB210-SEat 4.3 metres grading 51.50 gpt Au and 3,160.6 gpt Ag, or 7,023 gpt AgEq, and B216-SEat3.5 metres grading 25.27 gpt Au and 4,737.4gpt Ag, or 6,632gpt AgEq. The following table summarizes the most significant drill intercepts (uncut, undiluted) with composites above 1,000 gpt AgEq for this release (see attached Figures for all sample results at 1.5 metres above drift floor);

Babicanora Vein, Level 1096, Underground Channel Sample Composite Results:

U/G Sample Composite No.	From (m)	To (m)	Length (m)	Au gpt	Ag gpt	AgEq gpt*
B207-SE	0.0	3.1	3.1	8.94	983.1	1,653
includes			0.6	28.10	3,280.0	5,388
B207-NW	0.0	2.1	2.1	37.33	4,599.0	7,399
includes			0.6	125.50	13,960.5	23,373
B208-SE	0.0	3.9	3.9	8.85	974.6	1,638
includes			0.6	16.60	2,170.0	3,415
B208-NW	0.0	3.3	3.3	50.07	1,772.4	5,527
includes			0.6	166.00	6,140.0	18,590
B210-SE	0.0	4.3	4.3	51.50	3,160.6	7,023
includes			0.8	125.00	2,690.0	12,065
B211-SE	0.0	4.8	4.8	17.46	1,458.1	2,768
includes			0.3	137.50	5,740.0	16,053
B212-SE	0.0	3.5	3.5	20.09	1,030.0	2,537
includes			0.7	60.10	1,440.0	5,948
B212-NW	0.0	1.3	1.3	9.24	730.8	1,424
includes			0.5	11.25	864.0	1,708
B213-SE	0.0	4.0	4.0	18.55	1,398.8	2,790
includes			0.7	26.30	2,850.0	4,823
B215-SE	0.0	3.2	3.2	61.89	2,503.7	7,145
includes			0.8	123.50	3,770.0	13,033
B215-NW	0.0	1.0	1.0	15.92	2,205.0	3,399
includes			0.7	22.10	3,060.0	4,718
B216-SE	0.0	3.5	3.5	25.27	4,737.4	6,632
includes			0.7	44.80	17,091.5	20,452
B216-NW	0.0	1.3	1.3	10.71	871.5	1,675
includes			0.7	13.10	1,460.0	2,443
B217-SE	0.0	2.8	2.8	94.52	8,319.8	15,409
includes			1.0	229.00	21,128.0	38,303

B218-SE	0.0	3.1	3.1	17.00	1,548.7	2,823
includes			0.6	63.20	4,570.0	9,310
B218-NW	0.0	2.4	2.4	11.93	439.7	1,335
includes			0.5	40.80	1,185.0	4,245
B220-NW	0.0	2.6	2.6	6.46	812.0	1,296
includes			0.3	24.90	3,010.0	4,878
B224-NW	0.0	1.4	1.4	9.38	435.7	1,139
includes			0.5	15.05	1,030.0	2,159
B227-SE	0.0	1.7	1.7	6.41	592.0	1,073
includes			0.6	12.95	695.0	1,666
B230-SE	0.0	1.8	1.8	9.52	915.7	1,630
includes			0.5	16.90	1,215.0	2,483
B232-SE	0.0	1.2	1.2	10.76	1,691.2	2,498
includes			0.4	25.70	3,320.0	5,248
B233-SE	0.0	0.8	0.8	5.73	1,265.6	1,695
includes			0.5	8.16	1,250.0	1,862
B233-NW	0.0	2.8	2.8	20.51	490.7	2,029
includes			0.6	60.00	655.0	5,155
B234-SE	0.0	2.4	2.3	8.94	1,604.5	2,275
includes			0.5	14.75	3,570.0	4,676
B235-SE	0.0	3.3	3.3	7.96	905.2	1,502
includes			0.4	50.00	4,710.0	8,460

Note:	All numbers are rounded. Composites based on a cutoff grade of 150gpt AgEq. Composite are approximate true widths. Sample results stated in table are only from 1.5 metres above the drift floor. Sample results in the block model for reconciliation also include samples from 0.5 metres above floor and on the back (roof) of the drift.
*	AgEq based on 75 (Ag):1 (Au) calculated using long-term silver and gold prices of US$17 per ounce silver and US$1,225 per ounce gold, with average metallurgical recoveries of 90% silver and 95% gold.

All assays were completed by ALS Chemex in Hermosillo, Mexico, and North Vancouver, BC, Canada.

The highest-grade U/G results from 52 channel samples show an average grade of 36.2 gpt Au and2,966.3 gpt Ag, or 5,680 gpt AgEq, which are located in a continuous 3.5 metres wide by 25 metre vein strike length (see attached Figures). This zone was not previously drilled and is considered a high-grade shoot, which requires further work to determine orientation and overall impact to resources. Startup of multiple level development will assist with 3D orientation of mineralization and multi-kilogram per tonne high-grade footprints. The high-grade clay shear zone located within the Babicanora Vein that was not recovered during core drilling is found to pinch (<0.1 metre) and swell (>1 metre) along the entire excavated vein development. Select samples of shear zone clays show grades of 400 to 2,200 gpt AgEq. Core loss of this high-grade zone has been noted in more areas of the Babicanora Vein and U/G triple-tube core drilling for better recovery is planned in Q4, 2019 to further determine the overall impact to resources.

Modelling for average tonnes and grade of the mined vein with a cut-off grade of 150 gpt AgEq and total diluted material (mined vein and waste rock) was completed using Leapfrog and Gemcom computer-modelling software. Reported numbers in this news release are exclusively from the 4 metre wide by 3.5 metre high excavated drift, approximately 180 metre along vein strike. No interpolation for impact of increased grades has been completed on the surrounding area of the drift. The same geostatistical methods, including top-cuts, were applied to actual mined and stockpile estimates as the February 2019 resource estimate and PEA.

As part of the ongoing reconciliation program, G Mining Services Inc. (“G Mining”), the Company’s independent QP for the feasibility study, has recommended a test program to review the use of four acid digest and metallic screen analysis standard assay methodologies. Previous preliminary testing of metallic screen analysis on duplicate core samples, as presented in the PEA, suggests an increase in silver grades of 10 to 15%. Results from further confirmatory work will be announced, once completed. Note that all of the assays included in this press release are based on the same standard assay methodology and certified lab used in the calculation of the previous resource estimate.

The Company continues to systematically and aggressively work at Las Chispas with 18 drills (16 surface and 2 U/G) currently operating to complete approximately 80 holes for 30,000 metres by the end of 2019. Drilling will consist of in-fill and expansion  drilling as well as process plant site condemnation drilling. In addition, SilverCrest has six underground face excavations open to operate. To date the Las Chispas U/G development includes:

•	650 metres completed for the Santa Rosa Decline to intersect the Babicanora Vein, and beyond;
•	275 metres completed for the Babicanora Norte Ramp (also uses the Santa Rosa Decline);
•	15 metres completed for the Babicanora Central (Historic) Adit;
•	250 metres completed for level 1096 in Babicanora Vein;
•	50 metres completed for level 1111 in Babicanora Vein; and
•	240 metres of various other development including access for level 1081 in Babicanora Vein.

Feasibility work is ongoing and includes:

•	Geotechnical study to support plant site foundation design and layout;
•	U/G rock mechanics to support mining method, ground support and backfill requirements;
•	Re-design of PEA stopes by G Mining is ongoing and suggests the potential to capture a portion of PEA isolated ounces not used in economics for the feasibility study;
•	Metallurgical test work to support metallurgical recoveries and plant site design; and
•	Hydro-geology studies including the completion of pump tests to prove the water resources. Initial estimate suggests that ample water is available.

As U/G development and drilling progresses, the Company anticipates to announce further reconciliation results before the end of the year and over 100 drill holes in the lab awaiting assay results to be compiled and released in Q4, 2019.

The Qualified Person under National Instrument 43-101 Standards of Disclosure for Mineral Projects for this news release is N. Eric Fier, CPG, P.Eng, and CEO for SilverCrest, who has reviewed and approved its contents.

Conference Call

SilverCrest will host a conference call today, October 16, at 7:00am PDT/10:00am EDT. Participants may dial in to the call using the numbers below (no access code is needed):

•	Toll Free Canada/US: 1-800-319-4610
•	International: 1-604-638-5340

The conference call will be available for playback until October 30, 2019 by dialing 1-800-319-6413 (toll free Canada/US) or +1-604-638-9010 (international), quoting access code 3762.

ABOUT SILVERCREST METALS INC.
SilverCrest is a Canadian precious metals exploration company headquartered in Vancouver, BC, that is focused on new discoveries, value-added acquisitions and targeting production in Mexico’s historic precious metal districts. The Company’s current focus is on the high-grade, historic Las Chispas mining district in Sonora, Mexico. The Las Chispas Project consists of 28 mineral concessions, of which the Company has 100% ownership of where all the resources are located. SilverCrest is the first company to successfully drill-test the historic Las Chispas Project resulting in numerous discoveries. The Company is led by a proven management team in all aspects of the precious metal mining sector, including taking projects through discovery, finance, on time and on budget construction, and production.

FORWARD-LOOKING STATEMENTS
This news release contains “forward-looking statements” within the meaning of Canadian securities legislation. These include, without limitation, statements with respect to: the strategic plans, timing and expectations for the Company’s exploration and drilling programs of the Las Chispas Property, including construction of the Area 51 decline, metallurgical test, mineralization estimates and grades for drill intercepts, permitting for various work, and optimizing and updating the Company’s resource model and preparing a feasibility study; information with respect to high grade areas and size of veins projected from underground sampling results and drilling results; and the accessibility of future mining at the Las Chispas Property. Such forward-looking statements or information are based on a number of assumptions, which may prove to be incorrect. Assumptions have been made regarding, among other things: the reliability of mineralization estimates, the conditions in general economic and financial markets; availability of skilled labour; timing and amount of expenditures related to rehabilitation and drilling programs; and effects of regulation by governmental agencies. The actual results could differ materially from those anticipated in these forward-looking statements as a result of risk factors including: the timing and content of work programs; results of exploration activities; the interpretation of drilling results and other geological data; receipt, maintenance and security of permits and mineral property titles; environmental and other regulatory risks; project cost overruns or unanticipated costs and expenses; and general market and industry conditions. Forward-looking statements are based on the expectations and opinions of the Company’s management on the date the statements are made. The assumptions used in the preparation of such statements, although considered reasonable at the time of preparation, may prove to be imprecise and, as such, readers are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date the statements were  made. The Company undertakes no obligation to update or revise any forward-looking statements included in this news release if these beliefs, estimates and opinions or other circumstances should change, except as otherwise required by applicable law.

N. Eric Fier, CPG, P.Eng	For Further Information:
Chief Executive Officer	SilverCrest Metals Inc.
SilverCrest Metals Inc.	Contact:	Jacy Zerb, Investor Relations Manager
	Telephone:	+1 (604) 694-1730
	Fax:	+1 (604) 357-1313
	Toll Free:	1-866-691-1730 (Canada & USA)
	Email:	info@silvercrestmetals.com
	Website:	www.silvercrestmetals.com
570 Granville Street, Suite 501
Vancouver, British Columbia V6C 3P1